                                  EXHIBIT 12.1

                          PARK-OHIO INDUSTRIES,INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN THOUSANDS, EXCEPT RATIO DATA)

.....................................    2001      2000         1999         1998           1997
                                        ----      ----         ----         ----           ----
Earnings from continuing operations
  before income taxes................  $(36,844) $ 7,906      $28,608      $22,820        $19,199

Less capitalized interest............                          (1,000)

Fixed charges........................   35,320    35,084       28,690       20,840         11,495
                                       -------   -------      -------      -------        -------

Earnings available for fixed
  charges............................  $(1,524)  $42,990      $57,298      $42,660        $30,694

Fixed charges:
Interest component
  of rent expense....................  $ 4,212   $ 4,272      $ 3,938      $ 2,352        $ 2,232

Interest expense.....................   31,108    30,812       24,752       17,488          9,101

Interest capitalized.................                           1,000

Amortization of deferred financing
  costs..............................       --(1)     (1)          --(1)        --(1)         162
                                       -------    -------      -------     -------        -------

Total fixed charges..................   $35,320  $35,084      $28,690      $20,840        $11,495

Ratio of earnings to fixed
  charges............................         (2)   1.23x         2.0x         2.0x           2.7x

(1) Included in interest expense

(2) Earnings are inadequate to cover fixed charges for the year ended December 31, 2001, the coverage deficiency totaled $36,844.